Entourage Mining Ltd.
A Metal Exploration Company
Suite 614 – 475 Howe Street Vancouver BC V6C 2B3
OTCBB: ETGMF

Entourage Mining Tackles Potentially Large Tonnage Uranium Prospect in Quebec

Vancouver, BC - June 7, 2006-Entourage Mining Ltd. (the “Company or “Entourage”) (OTCBB: ETGMF) is pleased to report that the first phase of diamond drilling on the Doran uranium property in Quebec has been completed. The Doran property is located in the southeastern part of Quebec, along the north shore of the Gulf of St. Lawrence, and about 25 kilometers west of Aguanish, approximately 85 kilometers east of Havre St. Pierre. This program of drilling was designed to test the “M” Zone (also referred to the ‘Main’ zone before additional zones were identified in an airborne radio-metric survey) of the property using large diameter (NQ) drill core. Sixteen drill holes with total length 1200 meters were drilled in an area where historical estimates from previous work, in 1977-1978, prior to implementation of NI 43-101 standards and based on surface sampling only, suggested a possible 10.8 million tons of material grading 0.5 lb/ton U3O8. Entourage’s 2005 program of work substantiated the geological model and confirmed substantial uranium values at surface. Values as high as 3300 ppm uranium [6.6 pounds per tonne] were obtained. The present program was the first attempt to determine the vertical persistence of mineralization.

Cores from the sixteen drill holes, all of which encountered radioactive pegmatite, have been geologically logged and samples from these holes have been forwarded to an accredited laboratory in Vancouver, B. C. for analysis. Complete analytical results should be received in approximately four to six weeks

The first three holes on the ‘M’ Zone were drilled to depths of 129, 129 and 132 meters. Other holes were drilled to depths ranging from 21 to 99 meters. Core samples were collected from all sections that had elevated levels of radioactivity.

Concurrent with the drilling program, a five-person crew began preparing a grid of cut lines on the northern part of the property, approximately five km north of the ‘M’ Zone and a short distance east of the “North” grid that was prepared in 2005. It will be used as a base for prospecting, mapping, ground-based geophysical surveys and sampling work in a cluster of anomalous zones that were delineated by Entourage’s airborne magnetic and radiometric survey completed in November 2005. In addition, several other anomalous sites are being investigated.

It is expected that the comprehensive program of prospecting, technical surveys and rock saw channel sampling will identify additional sites that will in due course be tested by diamond drilling. Assay results from the first 16 drill holes may also result in further drill testing of the “M” Zone.

This news release was prepared with the assistance of Erik Ostensoe, P. Geo., Entourage’s Qualified Person for the Doran Project. Drill core processing has been supervised by Michel Proulx, P.Geo, M.Sc.,OGQ

Gregory F Kennedy
President

Forward-Looking Statements:

Except for historical information contained herein, the statements in this Press Release may be forward-looking statements. Forward-looking statements involve known and unknown risks and uncertainties, which may cause Entourage Mining Ltd.'s actual results in future periods to differ materially from forecasted results. These risks and uncertainties include, among other things, volatility of commodity prices, product demand, market competition, and risks inherent in Entourage Mining Ltd.'s operations. These and other risks are described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

For more information contact Craig Doctor at 604-278-4656 or visit the Company website at www.entouragemining.com.

Telephone: 604-669-4367	Cell: 250-216-2299	Facsimile: 604-669-4368
Email: info@entouragemining.com